Exhibit 99.73

Fire & Flower Announces Second Quarter 2020 Financial Results - Quarterly revenue up 158% to $28.6 million

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/

EDMONTON, AB, Sept. 15, 2020 /CNW/ - Fire & Flower Holdings Corp. (“Fire & Flower” or the “Company”) (TSX: FAF) (OTCQX: FFLWF), today announced its financial and operational results for the thirteen-weeks ended August 1, 2020.

Financial and Operational Highlights for the Thirteen Weeks Ended August 1, 2020

●	Total revenue of $28.6 million at a gross profit of 34.8%, compared to revenue of $11.1 million in Q2-2019 at a gross profit of 36.5% - representing a 158% increase in revenue year- over-year.

●	Adjusted EBITDA1 (loss) of $0.3 million, reduced from $4.8 loss million in Q2-2019 through optimization of the retail store network.

●	Completed the final steps required for licensing two cannabis retail store locations in the major urban market of Vancouver, British Columbia.

●	Repayment of $28.2 million of debt including the principal amount of 8.0% unsecured convertible debentures and accrued and unpaid interest thereon.

●	Entered into an amendment agreement which includes a proposed early exercise of the majority of Alimentation Couche-Tard’s (“ACT”) Series A warrants (through an indirect wholly-owned subsidiary) that, upon exercise, would result in ACT holding an approximate 15% ownership interest and gross proceeds to the Company of approximately $19 million in 2020.

●	The proposed extension of the maturity date of the unsecured debentures held by ACT potentially increases operational flexibility.

●	Opened two cannabis retail locations co-located with Circle K stores in the province of Alberta.

●	Continued to refine the Company’s business practices in response to the COVID-19 public health crisis and maintained continuity of operations through digital engagement with customers and best-in-class in-store safety protocols.

Subsequent Financial and Operational Highlights post August 1, 2020

●	Acquired a prominent downtown Toronto cannabis retail store location at the high-traffic intersection of Yonge Street and Gerrard Street, in close proximity to Yonge-Dundas square. Launched the Revity CBD™ private label wellness brand driven by consumer insights in the underserved CBD market in the province of Saskatchewan, through the Company’s wholly- owned distribution business, Open Fields Distribution™.

●	Hifyre’s Spark Perks™ member program achieved an increase of approximately 45,000 members since the beginning of Q2-2020 and now has more than 145,000 members in the program that typically visit more frequently and transact with higher basket sizes, compared to non-members.

●	Continued to realize positive financial and operational results as a result of optimization of the retail store network with a focus on maximizing the number of retail stores delivering positive margin contribution.

“Fire & Flower continues to drive towards delivering positive adjusted EBITDA and during our second quarter of fiscal 2020, we have made meaningful progress towards this critical goal,” shared Trevor Fencott, Chief Executive Officer of Fire & Flower. “We believe the Company is well positioned to expand its footprint in the Ontario market and expects to have access to the necessary capital to support our growth plans. As the cannabis and retail industry continue to adapt to the COVID-19 public health crisis, we will remain on the leading edge of driving consumer engagement in this dynamic environment.”

Selected Summary of Financial Results

(in thousands of dollars, except per share amounts)

	Thirteen weeks ended			Twenty-six weeks ended
Statement of Loss and Comprehensive Loss	August 1, 2020 ($)	August 3, 2019 ($)	$ Change %Change	August 1, 2020 ($)	August 3, 2019 ($)	$ Change %Change

Revenue	28,593	11,080	17,513	51,715	20,618	31,097
			158%			151%
Cost of goods sold	(18,643)	(7,040)	(11,603)	(34,230)	(12,910)	(21,320)
			165%			165%
Gross profit	9,950	4,040	5,910	17,485	7,708	9,777
			146%			127%
Expenses
General and administrative	8,550	7,075	1,475	17,411	13,141	4,270
			21%			32%
Share-based payments	711	331	380	1,409	1,585	(176)
			115%			-11%
Marketing and promotion	260	626	(366)	436	793	(357)
			-58%			-45%
Acquisition and business development costs	2	-	2	186	-	186
			NM			NM
Depreciation & Amortization	2,987	1,940	1,047	6,012	3,414	2,598
			54%			76%
Impairment	-	-	-	4,279	-	4,279
			NM			NM
Total Expenses	12,510	9,972	2,538	29,733	18,933	10,800
			25%			57%
Loss from operations	(2,560)	(5,932)	3,372	(12,248)	(11,225)	(1,023)
			-57%			9%
Listing expense	-	-	-	-	(1,835)	1,835
			NM			-100%
(Loss) gain on revaluation of derivative liability	(18,330)	2,287	(20,617)	(14,714)	6,394	(21,108)
			-901%			-330%
Loss on debt extinguishment	-	-	-	-	(9,028)	9,028
			NM			-100%
Interest income	27	76	(49)	88	170	(82)
			-64%			-48%
Finance costs	(8,218)	(2,924)	(5,294)	(14,945)	(4,989)	(9,956)
			181%			200%
Other expense	(26,521)	(561)	(25,960)	(29,571)	(9,288)	(20,283)
			4627%			218%
Net loss and comprehensive loss	(29,081)	(6,493)	(22,588)	(41,819)	(20,513)	(21,306)
			348%			104%
Net loss per share, basic	$(0.18)	$(0.06)	$(0.12)	$(0.26)	$(0.19)	$(0.07)
			212%			37%
Net loss per share, diluted	$(0.18)	$(0.06)	$(0.12)	$(0.26)	$(0.19)	$(0.07)
			212%			37%

NM – Not Meaningful

During the thirteen weeks ended August 1, 2020, the Company generated revenue of $28.6 million including sales of $23.4 million in the Retail channel, $4.3 million in the Distribution channel and sales of $0.9 million in the Digital Retail and Analytics channel.

Total gross profit for the thirteen weeks ended August 1, 2020 was $10.0 million or 43.8% of revenue with the Retail channel delivering $8.2 million, or 35.1% of net sales, compared to $3.3 million or 34.6% for the thirteen weeks ended August 3, 2019.

For the thirteen weeks ended August 1, 2020, the Company recorded net comprehensive loss of $29.1 million, or net loss per share, and on a fully diluted basis of $0.18. The net comprehensive loss incurred during the quarter was due to gross margin of $10.0 million being more than offset by total expenses of $12.5 million and other expenses of $26.5 million. Other expenses are comprised of losses on the revaluation of derivative liabilities of $18.3 million and finance costs of $8.2 million.

Retail Update

Fire & Flower continues to work towards delivering positive adjusted EBITDA2 through a focus on “four-wall retail economics”, the optimization of its retail network and expansion into key provinces such as Ontario and British Columbia. In addition, the Company continues to monitor the COVID-19 public health crisis and adapts its business model to optimally serve customers.

At the end of the thirteen weeks ended August 1, 2020, the Company was operating a total of 51 stores, with 40 stores located in Alberta, 7 stores in Saskatchewan, 2 stores in Ontario, and 1 store in each of Manitoba and Yukon.

Retail revenue for the thirteen weeks ended August 1, 2020 was $23.4 million, an increase of $13.7 million from the prior year and $4.9 million from the previous quarter. The increase in revenue was driven by a larger number of operating retail stores during the quarter.

Gross profit for the thirteen weeks ended August 1, 2020 was $8.2 million, an increase of $4.8 million from the prior year and $0.5 million from the previous quarter. The Company improved its product assortment strategy through a better understanding of its customers and their product preferences in each local market.

During the thirteen weeks ended August 1, 2020, Fire & Flower completed the final stages of the licensing process for two cannabis retail stores in Vancouver, British Columbia and intends to open these stores at the earliest opportunity. Additional stores in the province of British Columbia are awaiting licensing.

Development of retail stores in the province of Ontario has been affected by the slowdown in the issuance of licences and store construction due to the COVID-19 public health crisis. Fire & Flower is awaiting licensing on a number of locations in the province and intends to open these stores once final licensing is complete.

Subsequent to the thirteen weeks ended August 1, 2020, Fire & Flower announced the acquisition of a flagship downtown Toronto store at 378 Yonge Street. This store is currently open and will be transitioned to the Fire & Flower brand in the coming weeks.

During the onset of the COVID-19 public health crisis, Fire & Flower saw meaningful sales with basket sizes increasing as consumers purchased larger volumes of product. The Company is now seeing consumer behaviour return to normal seasonal levels and increased popularity in large format cannabis products, vapes, beverages and edibles.

Open Fields Distribution Update

During the thirteen weeks ended August 1, 2020, Open Fields revenue increased to $4.3 million from $3.9 million in Q1-2020, representing an 10% increase between Q1-2020 and Q2-2020 and a 78.2% increase compared to Q2-2019.The growth is attributed to Open Fields continuing to gain traction as an exclusive supplier of cannabis products from major licensed producers to external accounts throughout the province of Saskatchewan.

In addition to creating an increased margin opportunity in the province, the Distribution channel demonstrates how this supply chain model can be adapted by the Company for use in other jurisdictions where direct wholesale relationships with licensed producers and accessory suppliers are permitted.

HifyreTM Digital Retail and Analytics Update

During the thirteen weeks ended August 1, 2020, Hifyre continued to develop and commercialize products within the Digital Retail and Analytics Platform. Products include Spark Perks, a member engagement program, Hifyre ONE, a white-label software service deployed through its strategic agreement with COVA Software Solutions, and Hifyre IQ, an advanced data and analytics platform.

The Spark Perks program has surpassed more than 145,000 members. Program members transact more frequently and spend more per transaction than non-member customers. During the quarter, the platform has provided the Company with an enhanced understanding of its customers which allows the Company to create a tailored customer experience resulting in higher customer lifetime value.

Customers using the Hifyre IQ platform now include the majority of major cannabis licensed producers. Customers also include equity research analysts, consulting firms and investment banks. The platform provides clients with a comprehensive understanding of consumer purchase behaviours in the Canadian adult-use cannabis market.

Non-IFRS Measures – Adjusted EBITDA

The Company’s “Adjusted EBITDA” is a Non-IFRS metric used by management that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Management defines the Adjusted EBITDA as the Income (loss) for the period, as reported, before accretion and interest, tax, and adjusted for removing the share- based compensation expense, depreciation and amortization, gains and losses related to derivative liability revaluations and debt extinguishments, professional fees associated with financing and acquisition and business development activities, impairment charges, restructuring costs, and includes lease liability payments that would have been excluded from profit and loss due to the application of IFRS 16 accounting standards. Management believes “Adjusted EBITDA” is a useful financial metric to assess its operating performance on a cash basis before the impact of non-cash items. For a reconciliation of Adjusted EBITDA please refer to “Non-IFRS Financial Measures” in the Company’s management discussion and analysis for the thirteen weeks ended August 1, 2020 (the “Q2 MD&A”).

Adjusted EBITDA for the thirteen weeks ended August 1, 2020 was a $0.3 million loss compared to a $4.8 million loss for the thirteen weeks ended August 3, 2019 and a $2.7 million loss for the thirteen weeks ended May 2, 2020.

	Thirteen weeks ended		Twenty-six weeks ended
(in thousands of dollars)	August 1, 2020 ($)	August 3, 2019 ($)	August 1, 2020 ($)	August 3, 2019 ($)
Net loss and comprehensive loss – as reported	(29,081)	(6,493)	(41,819)	(20,513)
Non-operating other expenses	26,521	561	29,571	9,288
Share-based payments	711	331	1,409	1,585
Acquisition and business development costs	2	-	186	0
Depreciation & Amortization	2,987	1,940	6,012	3,414
Professional fees related to financing activities	-	-	92	168
Impairment	0	-	4,279	-
Lease liability payments	(1,407)	(1,122)	(2,683)	(2,114)
Adjusted EBITDA	(267)	(4,783)	(2,953)	(8,172)

Conference Call

Fire & Flower will host a conference call today, September 15, 2020 at 8:30 AM ET to discuss these results. Trevor Fencott, President and Chief Executive Officer and Nadia Vattovaz, Executive Vice President, Operations and Chief Financial Officer will provide a management presentation followed by a question and answer session with equity research analysts.

Date:	Tuesday, September 15, 2020
Time:	8:30 AMEastern Time

Conference Call:	1-888-390-0546

Replay Number:	1-888-390-0541
Replay Passcode:	863557#

Note: Replay is available until October 6, 2020.

Fire & Flower’s financial statements and management discussion and analysis for the period are available on Fire & Flower’s SEDAR profile at www.sedar.com and on Fire & Flower’s website at www.fireandflower.com/investor-relations/.

About Fire & Flower

Fire & Flower is a leading purpose-built, independent adult-use cannabis retailer poised to capture significant Canadian market share. The Company guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the HifyreTM digital platform connects consumers with cannabis products. The Company’s leadership team combines extensive experience in the cannabis industry with strong capabilities in retail operations.

Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc., a licensed cannabis retailer that owns or has interests in cannabis retail store licences in the provinces of Alberta, Saskatchewan, Manitoba and Ontario and the Yukon territory.

Through the strategic investment of Alimentation Couche-Tard Inc., the Company has set its sights on the global expansion as new cannabis markets emerge.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions.

Forward-looking statements are based on the opinions and estimates of management of Fire & Flower at the date the statements are made based on information then available to the Fire & Flower. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements. Forward-looking statements are subject to and involve a number of known and unknown, variables, risks and uncertainties, many of which are beyond the control of Fire & Flower, which may cause Fire & Flower’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such factors, among other things, include: final regulatory and other approvals or consents; fluctuations in general macroeconomic conditions; fluctuations in securities markets; the impact of the COVID-19 pandemic; the ability of the Company to successfully achieve its business objectives and political and social uncertainties.

No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward- looking statements and information contained in this news release. Additional information regarding risks and uncertainties relating to the Company’s business are contained under the heading “Risk Factors” in the Company’s annual information form dated April 29, 2020 and the heading “Risks and Uncertainties” in the management discussion and analysis for the fifty-two weeks ended February 2, 2020 and the Q2 MD&A, each filed on its issuer profile on SEDAR at www.sedar.com.

Financial Outlook

This press release contains a financial outlook within the meaning of applicable Canadian securities laws. The financial outlook has been prepared by management of the Company to provide an outlook as tow hen the Company expects to achieve positive Adjusted EBITDA and may not be appropriate for any other purpose. The financial outlook has been prepared based on a number of assumptions including the assumptions discussed under the heading “Cautionary Statement Regarding Forward-Looking Information” above and assumptions with respect to market conditions, pricing, and demand. The actual results of the Company’s operations for any period will likely vary and such variations may be material. The Company and its management believe that the financial outlook has been prepared on a reasonable basis. However, because this information is highly subjective and subject to numerous risks, including the risks discussed under the heading “ Cautionary Statement Regarding Forward-Looking Information” above, it should not be relied on as necessarily indicative of future results.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Fire & Flower assumes no obligation to publicly update or revise forward-looking statements to reflect new information, future events or otherwise, except as expressly required by applicable law.

1 Please see “Non-IFRS Measures - Adjusted EBITDA”

2 Please see “Non-IFRS Measures - Adjusted EBITDA”

SOURCE Fire & Flower Holdings Corp.

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%SEDAR: 00044938E

For further information: Investor Relations, investorrelations@fireandflower.com, 1-833-680-4948; Media Relations, media@fireandflower.com, 780-784-8859

CO: Fire & Flower Holdings Corp.

CNW 06:00e 15-SEP-20